Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 7 DATED JANUARY 5, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 1 dated August 25, 2014, supplement no. 2 dated September 8, 2014, supplement no. 3 dated September 22, 2014, supplement no. 4 dated October 14, 2014, supplement no. 5 dated November 14, 2014 and supplement no. 6 dated November 20, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	an updated footnote to the estimated use of proceeds table included in our prospectus summary;

•	the acquisition and related financing of a resort in Myrtle Beach, South Carolina;

•	additional information regarding the annual valuation of our shares; and

•	updates to the key personnel at STAM.
Prospectus Summary
Footnote 1 to the estimated use of proceeds table included on page 19 of the prospectus is superseded and replaced with the following disclosure:
This table excludes debt proceeds. If we raise the maximum offering amount and our debt financing and other liabilities are equal to our target leverage such that our total liabilities do not exceed 60% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), then we estimate that acquisition and origination fees would be $18,772,263 and acquisition and origination expenses would be $7,464,120. Our charter limits our total liabilities to 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. If we raise the maximum offering amount and our debt financing and other liabilities are equal to 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), then acquisition and origination fees would be $36,449,206 and acquisition and origination expenses would be $14,492,726.
Acquisition and Financing of Real Estate
Springmaid Beach Resort
On December 30, 2014, we, through a joint venture (“Springmaid Property JV”) between our indirect wholly owned subsidiary and IC Myrtle Beach Holdings LLC (the “JV Partner”), acquired a 30-acre property, containing a 491-room hotel, a 36,000 square foot conference center, a 187-unit recreational vehicle campground and a 1,060-foot pier located at 3200 S. Ocean Boulevard, Myrtle Beach, South Carolina (the “Springmaid Beach Resort”). Neither the JV Partner nor the seller is affiliated with us or our advisor.
We own a 90% equity interest in Springmaid Property JV and are the managing member of the joint venture in the manner set forth in the limited liability company agreement of the joint venture. Income, losses and distributions are generally allocated based on the members’ respective equity interests. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to Springmaid Property JV, in proportion to our equity interests.
The purchase price of the Springmaid Beach Resort was $40.0 million plus closing costs.  Springmaid Property JV funded the acquisition of the Springmaid Beach Resort with funds contributed to the joint venture by its members and with proceeds from the Springmaid Beach Resort Mortgage Loan (described below). We funded our contribution to Springmaid Property JV with proceeds from our now terminated private offering.

The Springmaid Beach Resort’s primary hotel towers were built in 1992, 1995 and 2001. We intend to brand the hotel a DoubleTree by Hilton and expect to make significant renovations or improvements to the Springmaid Beach Resort in connection with such branding. We currently estimate these renovation and improvements to cost approximately $17.5 million. We expect to utilize proceeds from the Springmaid Beach Resort Mortgage Loan and from both this offering and the now terminated private offering for these renovations.
Leasing and Management of the Springmaid Beach Resort
In connection with the acquisition of the Springmaid Beach Resort, Springmaid Property JV entered a lease agreement for the hotel portion of the Springmaid Beach Resort, which includes the resort and conference center, with a joint venture (“Springmaid Operations JV”) between our indirect wholly owned subsidiary which we have elected to treat as a TRS and the JV Partner.
As with Springmaid Property JV, we own a 90% equity interest in Springmaid Operations JV and are the managing member of the joint venture in the manner set forth in the limited liability company agreement of the joint venture. Income, losses and distributions are generally allocated based on the members’ respective equity interests. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to Springmaid Operations JV, in proportion to our equity interests.
The lease agreement provides for a five-year term with the right for Springmaid Operations JV to extend the term of the lease for up to three additional terms of three years each; provided, however, that Springmaid Property JV has the right to terminate the lease upon the sale of the Springmaid Beach Resort or any members of Springmaid Property JV buying out any other member, as well as upon the occurrence of an event of default under the lease agreement. Pursuant to the lease agreement, Springmaid Operations JV will pay to Springmaid Property JV, on a monthly basis, an annual basic rent equal to $3,205,000 for 2014 and 2015. The annual basic rent will be adjusted as set forth in the lease agreement beginning in 2016 as well as prorated for any partial years. In addition to annual basic rent, Springmaid Operations JV will pay a monthly percentage rent to Springmaid Property JV equal to (i) an agreed percentage of year-to-date gross revenue that exceeds certain annual threshold amounts, less (ii) all prior percentage rent payments. Springmaid Operations JV is also required to establish and fund a repairs and replacement reserve for the periodic refurbishment, replacements and non-routine repairs of all tangible personal property owned by Springmaid Property JV. The reserve is a percentage (ranging from 1% to 4%) of gross receipts as set forth in the lease agreement. In addition, the lease agreement requires Springmaid Operations JV to pay all income taxes, rent, and all costs and expenses and utility and other charges incurred in the operation of the Springmaid Beach Resort.
Springmaid Operations JV has entered a management agreement with Doubletree Management LLC, an independent third-party hotel operator (the “Operator”) pursuant to which the Operator will manage and operate the Springmaid Beach Resort and the hotel will be branded a DoubleTree by Hilton on or before September 30, 2016, subject to the completion of certain property improvement requirements.
The management agreement requires us to maintain a minimum working capital reserve for the Springmaid Beach Resort. In addition, Springmaid Property JV is responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from hotel operations are insufficient to meet the financial requirements of the hotel. The management agreement expires on December 31 of the 20th full year following the date on which the hotel begins operations under the Doubletree by Hilton name (the “Brand Commencement Date”). Upon mutual agreement, the parties may extend the term of the agreement for two successive periods of five years each. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the management agreement upon written notice to the defaulting party with no termination fee payable to the Operator. In addition, we have the right to terminate the management agreement without the payment of a termination fee if the manager fails to achieve certain criteria relating to the performance of the hotel for any two consecutive years following the Brand Commencement Date. Under certain circumstances following a casualty or condemnation event, either party may terminate the management agreement provided the Operator receives a termination fee an amount equal to two years of the base fee.  Also, the Operator may terminate the management agreement if the Brand Commencement Date is delayed beyond September 30, 2016 and is entitled to a termination fee equal to $452,000.  We are permitted to terminate the management agreement upon a sale, lease or other transfer of the Springmaid Beach Resort any time after January 1, 2017 so long as the buyer is approved for, and enters into a DoubleTree by Hilton franchise agreement for the balance of the agreement’s term. Finally, we are restricted in our ability to assign the management agreement upon a sale, lease or other transfer the Springmaid Beach Resort unless the transferee is approved by the Operator to assume the management agreement.

Pursuant to the management agreement the Operator will receive the following fees:

•
a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•	an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and Springmaid Property JV’s priority, which is 12% of Springmaid Property JV’s total investment);

•	an additional services fee in the amount reasonably determined by the Operator from time to time; and

•	commencing on the Brand Commencement Date, a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by the Operator from time to time.
Springmaid Beach Resort Mortgage Loan
On December 30, 2014, in connection with the acquisition of the Springmaid Beach Resort, Springmaid Property JV, as borrower, and Springmaid Operations JV, as operating lessee, entered into a mortgage loan with Wells Fargo Bank, National Association (the “Lender”), an unaffiliated lender, for borrowings of up to $38.0 million, secured by the Springmaid Beach Resort (the “Springmaid Beach Resort Mortgage Loan”). At closing, $26.0 million of the loan was funded and the remaining $12.0 million was available for future disbursements to be used for renovation costs, subject to certain terms and conditions contained in the loan documents.
The Springmaid Beach Resort Mortgage Loan matures on December 30, 2017, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. The Springmaid Beach Resort Mortgage Loan bears interest at a floating rate of 300 basis points over one-month LIBOR. We entered into an interest rate cap that effectively limits one-month LIBOR on $26.0 million of the outstanding loan balance at 3.00% effective December 29, 2014 through January 1, 2018. Monthly payments during the initial term are interest-only, with monthly payments during any extension period also including principal amortization payments of $60,000 per month. Prior to December 30, 2015, Springmaid Property JV has only limited rights to prepay the loan in whole subject to, in certain circumstances, a prepayment fee, and other terms and conditions as described in the loan documents. On or subsequent to December 30, 2015, Springmaid Property JV may prepay the loan, in whole or in part, without the payment of a prepayment fee. The loan documents require us to maintain a minimum working capital reserve in an amount sufficient to fund the working capital requirements of the Springmaid Beach Resort through the off-peak season, which amount shall be reduced by any amounts for working capital reserved by the Operator.  In addition, until the renovations are complete the loan documents impose a “cash trap” which restricts the use of accumulated cash from the Springmaid Beach Resort to the payment of working capital shortfalls, renovation expenditures and distributions required to satisfy our REIT requirements.
KBS SOR US Properties II LLC (“SOR US Properties II”), our wholly owned subsidiary, is providing a: (a) guaranty of the sum of $5,530,000 plus certain other sums described in the loan documents, which guaranteed amount shall decrease pursuant to the terms of the equity contribution guaranty executed by SOR US Properties II in favor of the Lender; (b) guaranty of Springmaid Property JV’s obligations to complete the renovations to the Springmaid Beach Resort, as described in the completion guaranty executed by SOR US Properties II in favor of the Lender; (c) limited guaranty of the Springmaid Beach Resort Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the Lender as a result of certain intentional actions committed by us, Springmaid Property JV, SOR US Properties II, and/or any affiliates of us, Springmaid Property JV, or SOR US Properties II in violation of the loan documents as well as Springmaid Property JV’s obligation to refund certain key money amounts to the Operator under the management agreement; and (d) guaranty of the principal balance and any interest or other sums outstanding under the Springmaid Beach Resort Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving Springmaid Property JV or Springmaid Operations JV.
Annual Valuation
The following disclosure updates the discussion in our prospectus regarding our policies and procedures for providing a per share estimated value of our shares.
Following our offering stage, we expect to announce an estimated value per share based on an appraised value of our shares. This appraised value will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will comply with the Practice Guideline 2013-01, Valuations of Publicly Registered, Non-Listed REITs issued by the Investment Program Association in April 2013 (the “IPA Valuation Guidelines”).

In connection with determining an estimated value per share, we will obtain independent third-party appraisals for our real estate investments and certain real-estate related investments as appropriate. With respect to our cash, real estate loans receivable, other assets, mortgage debt and other liabilities, we will obtain valuations from our advisor as we expect these will equal GAAP fair value as reported in our publicly filed financial statements. These valuations will be reviewed by the independent third-party engaged to assist in the determination of our estimated value per share. We will value our other assets in a manner we deem most suitable under the circumstances consistent with the IPA Valuation Guidelines.
STAM Key Personnel
The key personnel at STAM who provide management services to our advisor have changed. Etienne Marcot and Bruno Cosse are no longer employed by STAM. Edward Bates is currently serving as STAM’s Chief Financial Officer. Prior to joining STAM, Mr. Bates was a Senior Principal and Co-Head of Real Estate at Doughty Hanson & Co. where he was a member of the Investment Committee for both Fund I and II and was involved in fundraising, acquisitions, asset management and dispositions across Europe. He has in-depth experience in the European real estate markets, including residential, office, retail, industrial, logistics and hotel. He has been involved in developing and investing in more than 40 transactions totaling approximately €3 billion. Prior to Doughty Hanson, Mr. Bates spent almost 10 years at Orion Capital Managers and served as an Investment Director. Mr. Bates has 20 years of real estate investment experience in Europe and the USA. He is a member of the Urban Land Institute and a United Kingdom Financial Services Authority approved person.

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